Exhibit 99.1

BiondVax’s Strategic Research Collaboration with Max Planck and UMG:
Significant progress towards development of innovative nanosized antibodies (NanoAbs) for therapeutic indications in addition to COVID-19

Jerusalem, Israel – September 20, 2022 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), which focuses on developing, manufacturing and commercializing innovative products for the prevention and treatment of infectious diseases and other illnesses, today provided encouraging updates related to the strategic research collaboration between BiondVax, the Max Planck Institute for Multidisciplinary Sciences (MPG), and the University Medical Center Göttingen (UMG) towards the development of a pipeline of innovative alpaca-derived nanosized antibody (NanoAb) therapies.

As reported in March 2022, in addition to the exclusive license for the ongoing development and commercialization of an inhaled COVID-19 NanoAb therapy, the parties signed a five-year research collaboration agreement (RCA) for additional NanoAbs for the treatment of diseases such as psoriasis, psoriatic arthritis, asthma, and wet macular degeneration. Today, BiondVax reported that Professor Dirk Görlich of MPG and his team have successfully generated, identified and isolated NanoAbs addressing a number of additional biological target molecules as specified in the relevant RCA. Professor Görlich and his colleague Professor Matthias Dobbelstein of UMG verified strong affinity by the new NanoAbs to their biological target molecules and high thermostability. The academic research teams have also demonstrated strong neutralization by several NanoAb candidates of their respective target molecules. Neutralization studies of the other NanoAbs are expected to begin later this year.

Based on these promising results, the BiondVax-MPG-UMG Joint Steering Committee, established to guide the NanoAb collaboration, decided earlier this month to focus further development beginning with the following NanoAbs, targeting immune system cytokines:

1)	NanoAbs targeting IL-17A, IL-17F and IL-17A/F complex as drug candidates for the potential treatment of psoriasis and psoriatic arthritis.

2)	NanoAbs targeting IL-13 and NanoAbs targeting TSLP as drug candidates for the potential treatment of asthma.

Derisked strategy: This advancement is aligned with BiondVax’s derisked R&D strategy as these cytokine targets are already validated to exert beneficial clinical results in human beings when treated with conventional monoclonal antibodies. Moreover, these conventional monoclonal antibodies are already approved for marketing and generate billions of dollars in annual commercial sales. The BiondVax-MPG-UMG research collaboration team aims to generate and develop NanoAbs with the potential to capture significant market share as “bio-betters” answering needs underserved by currently approved conventional monoclonal antibody therapeutics as the NanoAbs exhibit strong potential for superior patient convenience, safety, and clinical outcomes, at lower costs. Pursuant to the RCA, BiondVax holds exclusive options for worldwide exclusive licenses to further develop and commercialize these NanoAbs.

Inhaled COVID-19 therapy: These new NanoAbs are in addition to the ongoing development of a previously announced COVID-19 NanoAb therapy exclusively licensed to BiondVax from Max Planck Innovation GmbH, which acts as the technology transfer agency of MPG. In the coming weeks, BiondVax intends to initiate a preclinical proof-of-concept study of the COVID-19 NanoAb as an inhaled therapy in COVID-19 infected animals. The study will be conducted in collaboration with two world renowned institutions: The Fraunhofer Institute for Toxicology and Experimental Medicine ITEM and The University of Veterinary Medicine Hannover (TiHo), Germany. Assuming successful results, a first-in-human Phase 1/2a clinical trial of the COVID-19 NanoAb inhaled therapy will be initiated in 2023.

Mr. Amir Reichman, BiondVax’s Chief Executive Officer, noted, “The next two targets we have decided to pursue, asthma and psoriasis, are both conditions for which the antibody target is validated by existing treatments for which the mechanism of action is well understood. Both represent large and growing markets. We strongly believe in the potential of our NanoAbs to be ‘bio-betters’ compared to the existing treatments, in that the NanoAbs are expected to demonstrate very high potency, safety, stability and with convenient routes of delivery to patients at an affordable cost. Thanks to the leading scientific support provided by Professor Dirk Görlich and Professor Matthias Dobbelstein and their teams at Max Planck and UMG, we are confidently working with urgency to bring more drug candidates of this exciting NanoAb therapy platform to the market as soon as possible.”

About BiondVax

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) is a biopharmaceutical company focused on developing, manufacturing and commercializing innovative products for the prevention and treatment of infectious diseases and other illnesses. Since its inception, the company has executed eight clinical trials including a seven country, 12,400 participant Phase 3 trial of its vaccine candidate and has built a state-of-the-art manufacturing facility for biopharmaceutical products. With highly experienced pharmaceutical industry leadership, BiondVax is aiming to develop a pipeline of diversified and commercially viable products and platforms beginning with an innovative nanosized antibody (NanoAb) pipeline. www.biondvax.com.

Contact Details

Company: Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this communication regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, the therapeutic and commercial potential of nanosized antibodies (NanoAbs); and the timing of NanoAb proof-of-concept studies and clinical trials. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that the therapeutic and commercial potential of NanoAbs will not be met; the risk of a delay in the preclinical and clinical data for NanoAbs, if any; the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all; risks relating to the COVID-19 (coronavirus) pandemic; BiondVax’s ability to acquire rights to additional product opportunities; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all; timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies, and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2022. BiondVax undertakes no obligation to revise or update any forward-looking statement for any reason.